Tom
Here are the terms and purchase order and wiring instructions
Please sign and send back and dinner Friday night?

SEPTEMBER 29, 2010

DR THOMAS YOUNG

TERMS:

$45,000 UPON SIGNING AND BALANCE TO BE PAID IN 3 EQUAL MONTHLY PAYMENT BEGINNING NOVEMBER 1, 2010

DR YOUNG AGREES TO ACT AS REGEN BIOSCIENCES TISSUE PROCESSING CENTER FOR 50 MILE RADIUS.

REGEN BIOSCIENCES AGREES TO PAY DR YOUNG $500 PER CASE OF TISSUE PROCESSED IN THE CENTER.

DR YOUNG AGREES TO PAY REGEN BIOSCIENCES $400 PER CASE OF HIS PATIENTS PROCESSED

REGEN BIOSCIENCES WILL BE RESPONSIBLE FOR PURSCHASE OF DISPOSABLES

Bill to: _____ (Buyer)   Ship to:

_____

Address: _____   Address:

_____

_____

_____

Item	Qty	Price	Total
TechStem™ Stem Cell Processing System to include the following:	1	1	$80,000
Shaking Incubator 1.7ft/ Universal platform	1	Included	Included
Centrifuge/Swing out rotor 4 X 100 ml Carrier 1 X 50 ml conical (pk of 2)	1	Included	Included
3ft wide Horizontal Laminar Flow Cabinet/ UV lamp with Front Cover/ Base Stand with leveling feet 34" tall	1	Included	Included
Flow Cytometer System including software and installation	1	Included	Included
Vacuum Pump	1	Included	Included
Adipose Stem Cell Processing Kit (Item TS 1001)	10	$495.00	Included
Flow Cytometer Supplies Kit (Item TS1002) -100 Tests	1	$395.00	Included
Adipose Stem Cell Processing Training **Includes:** - Two day training seminar in New York (travel and hotel not included) - Telephone support for three months - On site training and installation on equipment	1	Included	Included
One year warranty	1	Included	Included

Contact_____

Contact_____

Phone _____   Salesperson

_____

Terms _____% Deposit /Balance due ____ days prior to shipment   Payment: Check ___ CC#

_____

Quotation Terms and Conditions of Sale:

1. Acceptance: TechStem's offer to sell product(s) to Buyer is expressly limited to Buyer's acceptance of these terms and conditions. Any of the following constitutes Buyer's unqualified acceptance of these terms and conditions: (i) written acknowledgement of these terms and conditions; (ii) issuance or assignment of a purchase order for the product(s), (iii) acceptance of any shipment or delivery of TechStem product(s), (iv) payment for any of the product(s); or (v) any other act or expression of acceptance by Buyer. Included in this Sales Quotation is a detailed description of a laboratory process that can be used to process a concentration of stem cells from adipose tissue (the "Protocol"). The Protocol is one of the products being sold under this agreement and is considered CONFIDENTIAL pursuant as defined in a the Nno Dicslosure and Non Circumvention Agreement previously executed. THE TERMS AND CONDITIONS SET FORTH HEREIN SHALL SUPERSEDE ANY CONFLICTING TERMS CONTAINED ON BUYER'S PURCHASE ORDER OR ANY DOCUMENT OR INSTRUMENT SUBMITTED BY BUYER.

2. Prices, Taxes and Payment: All prices are firm unless otherwise agreed to in writing. TechStem Corporation ("TechStem") reserves the right to change the prices and specifications of its products at any time without notice, unless otherwise explicitly specified in a written customer product quote. Any tax, duty, custom or other fee of any nature imposed upon this transaction by any federal, state or local governmental authority shall be paid by Buyer in addition to the price quoted or invoiced. In the event TechStem is required to prepay any such tax, Buyer will reimburse TechStem. **ALL PRODUCTS ARE TO BE PAID IN FULL PRIOR TO SHIPMENT BY TECHSTEM. AN INITIAL DEPOSIT IN ACCORDANCE WITH THE SALES QUOTATION IS REQUIRED WITH ORDER.**

3. Delivery and Shipment: TechStem will make every effort to ship the products or provide the services hereunder in accordance with the requested delivery date, provided that TechStem accepts no liability for any losses or for damages arising out of delays in delivery. Shipment of all products shall be F.O.B. Destination by TechStem; identification of the products shall occur when they leave TechStem's or a TechStem's vendor point of distribution, at which time title and risk of loss shall pass to Buyer.

5. Inspection: Buyer shall be responsible for inspecting all products shipped hereunder prior to acceptance, provided, that if Buyer shall not have given TechStem written notice of rejection fully specifying and documenting the reasons thereof within 30 days following shipment to Buyer, the products shall be deemed to have been accepted by Buyer.

6. TechStem's Standard Warranty: TechStem warrants that all its products are covered by warranties from their respective manufacturers and all such warranties will inure to the benefit of Buyer and meet the manufacturers' applicable published specifications when used in accordance with their applicable instructions or, in the case of research products, will conform to the product description that accompanies each product, for a period of one year from shipment of the products. TECHSTEM, NOR MANUFACTURERS OF TECHSTEM'S EQUIPMENT, MAKE ANY OTHER WARRANTY, EXPRESS OR IMPLIED. THERE IS NO WARRANTY OF MERCHANTABILITY OR FITNESS FOR A PARTICULAR PURPOSE. The warranty provided herein and the data, specifications and descriptions of TechStem products appearing in TechStem's published product literature may not be altered except by express written agreement signed by an officer of TechStem. Representations, oral or written, which are inconsistent with this warranty or such publications are not authorized and if given, should not be relied upon. In the event of a breach of the foregoing warranty, TechStem's sole obligation shall be to repair or replace, at its option, the applicable product or part thereof, provided the customer notifies TechStem promptly of any such breach. TECHSTEM SHALL NOT BE LIABLE FOR CONSEQUENTIAL, INCIDENTAL, SPECIAL OR ANY OTHER DAMAGES SUSTAINED BY ANY CUSTOMER FROM THE USE OF ITS PRODUCTS.

7. Authorized Use: The purchase of TechStem products conveys to Buyer a non-transferable right to use the purchased product(s) in compliance with the intended use statement listed on the product data or product information that accompanies each product. Each product also may be accompanied by limited use information or limited use label licenses. Unless otherwise expressly stated in product data or product documentation sheets, TechStem products have not been tested for safety or efficacy. As stated in the documentation accompanying the product(s), certain products are intended for research use only and are not to be used for any other purpose, which includes but is not limited to, unauthorized commercial uses, in vitro diagnostic uses, ex vivo or in vivo therapeutic uses or any type of consumption or application to humans or animals.

8. Returned Goods: No products shipped under this contract may be returned without the express prior written authorization of TechStem and the manufacturer of the product and all products must be returned with TechStem's approved Product Return Authorization form. Title to the returned products shall pass to TechStem upon delivery of the products to TechStem's facilities.

The products shall be returned in their original containers with the original label affixed and unaltered in form and content. Product returns are subject to a restocking charge. No returns will be authorized after 120 days following shipment to Buyer.

9. Training: Training on the TechStem system, if included in the purchase as evidenced by the Sales Quotation, will be held at Tech Stem's offices within thirty days of ship date. Buyer will be responsible for transportation and accommodations while attending. **ALL TRAINING PURCHASED UNDER THIS AGREEMENT PERTAINS SOLELY TO THE LABORATORY PROCESSING OF ADIPOSE TISSUE TO EXTRACT A CONCENTRATION OF STEM CELLS. NOTHING HEREIN IS TO BE CONSTRUED AS MAKING ANY REPRESENTATIONS AS TO METHODOLOGIES TO BE USED FOR EXTRACTING SUCH TISSUE OR ANY CLINICAL APPLICATION FOR STEM CELL THERAPIES. ANY SUCH INFORMATION SO PROVIDED BY PHYSICIANS WHO MAY BE AFFILIATED WITH TECHSTEM IS PROVIDED ON A PHYSCIAN TO PHYSICIAN BASIS AND IS NOT WARRANTEED BY TECHSTEM AND TECHSTEM MAKES NO REPRESENTAIONS AS TO ITS CONTENT.**

9. Technical Advice: After completion of Training, TechStem may, at Buyer's request, furnish technical assistance, advice and information with respect to the products and the Protocol, It is expressly agreed that such information which is provided without charge at Buyer's risk and which is provided subject to the disclaimers and limitations of liability contained herein.

10. Agents, etc. No agent, employee or other representative has the right to modify or expand TechStem's standard warranty applicable to the products or to make any representations as to the products other than those set forth in TechStem's product literature and any such affirmation, representation or warranty, if made, should not be relied upon by Buyer and shall not form a part of this contract.

11. No Assignment: Orders may not be assigned or transferred, in whole or in part, without the express written consent of TechStem.

12. Typographical Errors: Stenographical, clerical or computer errors on the face of any TechStem invoice shall be subject to correction by TechStem.

13. Third Parties: Nothing in this document is intended to create any rights in third parties against TechStem.

16. Modification, Waiver of Breach: This contract may be modified and any breach hereunder may be waived only by a writing signed by the party against whom enforcement thereof is sought. The

waiver by either party at of any provision of these Terms and Conditions shall not operate as a waiver of such provision at any other time.

17. Governing Law: This contract shall be governed by and construed in accordance with the laws (other than those relating to conflict of laws questions) of the State of New York.

18. Arbitration: Any and all disputes or controversies arising under, out of or in connection with this contract or the sale or performance of the products shall be resolved by final and binding arbitration in New York, New York under the rules of the American Arbitration Association then outstanding. The arbitrators shall have no power to add to, subtract from or modify any of the terms or conditions of this contract. Any award rendered in such arbitration may be enforced by either party in the courts of

the State of New York to whose jurisdiction for such purposes TechStem and Buyer each hereby irrevocably consents and submits.

19. WEEE Directive: Buyer hereby agrees to bear any costs and conduct any required operations associated with the environmentally sound management of waste resulting from the products in accordance with all provisions, including any specific conditions, laid down by any national legislation, including legislation relating to electrical and electronic waste. Should Buyer be a distributor or the end user, for any disposal of used product support, please contact a local TechStem representative. .

22. Severability: If any provision of these terms and conditions is held illegal, invalid, inapplicable or unenforceable, such provision shall be deemed severed from these terms and conditions, the remainder of which shall remain in full force and effect.
23. Entire Agreement These Terms and Conditions of Sale shall constitute the final, complete, and exclusive statement of the terms of the agreement between the parties pertaining to the sale of TechStem products and supersedes all prior and contemporaneous understandings or agreements of the parties.

Acknowledged and agreed by:

Buyer _____
Print Name and Title_____
Date: _____

TechStem Inc.

_____
Print Name and Title_____
Date: _____

WIRING INSTRUCTIONS

JP MORGAN CHASE

NEW YORK NEW YORK

TECH-STEM

ABA 021000021

ACCT 915426506

Sincerely,

Steven Victor, M.D.

VICTOR DERMATOLOGY AND REJUVENATION
LASERSCULPT, INC
30 EAST 76TH STREET
NEW YORK, NEW YORK 10021
Tel: 212-249-3050
Fax: 212-249-1482
Cell: 917-459-8252
RhodesVictor@aol.com
www.stevenvictormd.com
www.stevenvictormdmedispa.com
www.LaserSculptNetwork.com